Management’s Discussion and Analysis as at April 28, 2009

The following Management’s Discussion and Analysis (“MD&A”) is provided to assist readers in understanding CE Franklin Ltd.’s (“CE Franklin” or the “Company”) financial performance and position during the periods presented and significant trends that may impact future performance of CE Franklin.  This discussion should be read in conjunction with the Company’s interim consolidated financial statements for the three month period ended March 31, 2009 and the Management’s Discussion and Analysis and the consolidated financial statements for the year ended December 31, 2008.

All amounts are expressed in Canadian dollars and in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), except where otherwise noted.

Overview

CE Franklin is a leading distributor of pipe, valves, flanges, fittings, production equipment, tubular products and other general industrial supplies primarily to the oil and gas industry in Canada through its 44 branches situated in towns and cities that serve oil and gas fields of the western Canadian sedimentary basin. In addition, the Company distributes similar products to the oil sands, midstream, refining, and petrochemical industries and non-oilfield related industries such as forestry and mining.

The Company’s branch operations service over 3,000 customers by providing the right materials where and when they are needed, and for the best value.  Our branches, supported by our centralized Distribution Centre in Edmonton, Alberta, stock over 25,000 stock keeping units.  This infrastructure enables us to provide our customers with the products they need on a same day or over night basis.  Our centralized inventory and procurement capabilities allow us to leverage our scale to enable industry leading hub and spoke purchasing and logistics capabilities. The branches are also supported by services provided by the Company’s corporate office in Calgary, Alberta including sales, marketing, product expertise, logistics, invoicing, credit and collection and other business services.

The Company’s shares trade on the TSX (“CFT”) and NASDAQ (“CFK”) stock exchanges.  Smith International Inc., a major oilfield service company based in the United States, owns 55% of the Company’s shares.

Business and Operating Strategy

The Company is pursuing the following strategies to grow its business profitably:

•

Expand the reach and market share serviced by our distribution network.  We are focusing our sales efforts and product offering on servicing complex, multi-site needs of large and emerging customers in the energy sector.  In 2008, we continued to invest in our distribution network by opening a branch operation in Red Earth, Alberta and by expanding our facilities at five existing branch operations.  Last spring, we successfully completed the move to our new 153,000 square foot Distribution Centre and nine acre pipe yard located in Edmonton, Alberta which positions us to service our growing distribution network.  Organic growth is expected to be complemented by selected acquisitions such as the December 2007 acquisition of JEN Supply which increased our market share in two existing markets and expanded our presence in two additional markets.

•

Expand our production equipment service capability to capture more of the product life cycle requirements for the equipment we sell such as down hole pump repair, oilfield engine maintenance, well optimization and on site project management. This will differentiate our service offering from our competitors and deepen our relationship with customers.  In the first quarter of 2009, we have opened a valve actuation centre at our Distribution Centre, to service our customers’ valve automation requirements.  The acquisition of Full Tilt in July 2007 provided us with the capability to service oilfield engines and parts that we were previously selling, and, by doing so, position us to attract new customers to our core oilfield equipment distribution business.

•

Focus on the oil sands and industrial project and MRO business by leveraging our existing supply chain infrastructure, product and project expertise. The Company is expanding its product line and supplier relationships and expertise to provide the automation, instrumentation and other specialty products that these customers require.

Business Outlook

The recent upheaval in global credit markets has contributed to significant capital market volatility, resulting in deleveraging, repricing of risk and ultimately the retrenchment of consumption.  Oil and gas markets have experienced similar upheaval.  While crude oil prices have recently rebounded from first quarter lows, natural gas prices are currently at the lowest levels seen in a decade.  Our customers continue to assess the impact of these changes on their businesses and capital expenditure plans in 2009.  Oil and gas well completions and rig counts have declined sharply at the end of the first quarter compared to 2008 levels and we expect the decline will continue through 2009 and into 2010. Approximately 60% of the Company’s sales are driven by our customers’ capital project expenditures.

The Company expects these conditions will contribute to increased consolidation of oil and gas customers, stable to deflationary product costs and improved labour availability.  For the balance of 2009, sales levels are expected to decline compared to 2008 as expected lower oilfield sales are partially offset by expected increased sales to oil sands, midstream and industrial products.  The Company has a strong balance sheet and is positioned to pursue our strategies to increase market share in both the conventional oilfield and oil sands markets.

Over the medium to longer term, the Company is confident that it can continue to strengthen and improve the profitability of its distribution network by expanding its product lines, supplier relationships and capability to service additional oil and gas and industrial end use markets.

Operating Results

The following table summarizes CE Franklin’s results of operations:

(in millions of Cdn. dollars except per share data)
	Three Months Ended March 31
	2009		2008

Sales	$ 140.7	100.0%	$ 140.6	100.0%
Cost of sales	(114.3)	(81.2)%	(113.5)	(80.8)%
Gross profit	26.4	18.8%	27.1	19.2%

Selling, general and administrative expenses	(16.9)	(12.0)%	(16.9)	(12.0)%

EBITDA(1)	9.5	6.8%	(16.9)	7.2%
Amortization	(0.6)	(0.4)%	(0.6)	(0.4)%
Interest	(0.2)	(0.1)%	(0.4)	(0.3)%
Income before taxes	8.7	6.2%	9.2	6.5%
Income tax expense	(2.7)	(1.9)%	(2.9)	(2.0)%
Net income	6.0	0.0%	6.3	0.0%

Net income per share
Basic	$ 0.33		$ 0.34
Diluted	$ 0.33		$ 0.34

Weighted average number of shares outstanding (000's)
Basic	18,013		18,333
Diluted	18,189		18,523

(1)EBITDA represents net income before interest, taxes, depreciation and amortization.  EBITDA is a supplemental non-GAAP financial measure used by management, as well as industry analysts, to evaluate operations.  Management believes that EBITDA, as presented, represents a useful means of assessing the performance of the Company’s ongoing operating activities, as it reflects the Company’s earnings trends without showing the impact of certain charges.  The Company is also presenting EBITDA and EBITDA as a percentage of sales because it is used by management as supplemental measures of profitability. The use of EBITDA by the Company has certain material limitations because it excludes the recurring expenditures of interest, income tax, and amortization expenses.  Interest expense is a necessary component of the Company’s expenses because the Company borrows money to finance its working capital and capital expenditures.  Income tax expense is a necessary component of the Company’s expenses because the Company is required to pay cash income taxes.  Amortization expense is a necessary component of the Company’s expenses because the Company uses property and equipment to generate sales.  Management compensates for these limitations to the use of EBITDA by using EBITDA as only a supplementary measure of profitability.  EBITDA is not used by management as an alternative to net income, as an indicator of the Company’s operating performance, as an alternative to any other measure of performance in conformity with generally accepted accounting principles or as an alternative to cash flow from operating activities as a measure of liquidity.  A reconciliation of EBITDA to Net income is provided within the table above. Not all companies calculate EBITDA in the same manner and EBITDA does not have a standardized meaning prescribed by GAAP.  Accordingly, EBITDA, as the term is used herein, is unlikely to be comparable to EBITDA as reported by other entities.

First Quarter Results

Net income for the first quarter of 2009 was $6.0 million, down $0.3 million from the first quarter of 2008. Sales were $140.7 million, consistent with the first quarter of 2008.   Capital project business comprised 62% of sales (2008 – 55%), and increased $9.5 million (12%) over the prior year period due to continued growth of oil sands revenues. Gross profit was down $0.7 million with margins reducing by 0.4% from the prior year period due to the increase in lower margin oil sands and increased competitive pressure. Selling, general and administrative expenses remained flat at $16.9 million for the quarter with increased facility costs being offset by lower variable compensation costs and reduced selling and marketing costs. Lower interest expense was associated with lower floating interest rates in the first quarter of 2009 as compared to the same period in 2008.  Income taxes decreased by $0.2 million (3%) in the first quarter compared to the prior year period due to lower pre-tax earnings.  The weighted average number of shares outstanding during the first quarter decreased by 0.3 million shares (2%) from the prior year period, principally due to shares purchased for cancellation pursuant to the Company’s Normal Course Issuer Bid. Net income per share (basic) was $0.33 in the first quarter of 2009, down 3% from that earned in the first quarter of 2008.

Sales

Sales for the quarter ended March 31, 2009 were $140.7 million and are consistent with sales for the quarter ended March 31, 2008, as detailed above in the “First Quarter Results” discussion.

(in millions of Cdn. $)
	Three months ended March 31
	2009		2008
End use sales demand	$	%	$	%
Capital projects	87.5	62	78.0	55
Maintenance, repair and operating supplies (MRO)	53.2	38	62.6	45
Total sales	140.7	100	140.6	100

Note: Capital project end use sales are defined by the Company as consisting of tubulars and 80% of pipe, flanges and fittings; and valves and accessories product sales respectively; MRO Sales are defined by the Company as consisting of pumps and production equipment, production services; general product and 20% of pipes, flanges and fittings; and valves and accessory product sales respectively.

The Company uses oil and gas well completions and average rig counts as industry activity measures to assess demand for oilfield equipment used in capital projects.  Oil and gas well completions require the products sold by the Company to complete a well and bring production on stream and are a good general indicator of energy industry activity levels.  Average drilling rig counts are also used by management to assess industry activity levels as the number of rigs in use ultimately drives well completion requirements.  The relative level of oil and gas commodity prices are a key driver of industry capital project activity as product prices directly impact the economic returns realized by oil and gas companies. Well completion, rig count and commodity price information for the first quarter 2009 and 2008 are provided in the table below.

	Q1 Average		%
	2009	2008	change

Gas - Cdn. $/gj (AECO spot)	$4.94	$7.92	(38%)
Oil - Cdn. $/bbl (Synthetic Crude)	$56.23	$97.81	(24%)

Average rig count	310	481	(36%)

Well completions:
Oil	954	1,302	(27%)
Gas	2,993	3,293	(9%)
Total well completions	3,947	4,595	(14%)
Average statistics are shown except for well completions.

Sources: Oil and Gas prices – First Energy Capital Corp.; Rig count data – CAODC; Well completion data – Daily Oil Bulletin

Sales of capital project related products were $87.5 million in the first quarter of 2009, up 12% ($9.5 million) from the first quarter of 2008 due to increased oil sands, midstream and industrial project sales. Total well completions decreased by 14% in the first quarter of 2009 and the average working rig count decreased by 36% compared to the prior year period. Gas wells comprised 76% of the total wells completed in western Canada in the first quarter of 2009 compared to 72% in the first quarter of 2008. Spot gas and oil prices ended the first quarter at $3.81 per GJ (AECO) and $62.27 per bbl (Synthetic Crude), a decrease of 22% and an increase of 11%, respectively, from first quarter average prices. Oil and gas capital expenditure activity has been declining through the first quarter as a result of continued depressed oil and gas prices and reduced access to capital experienced by the oil and gas industry.  This is expected to result in reduced industry cash flow, access to capital and capital expenditure economics, which in turn is expected to decrease demand for the Company’s products through the remainder of 2009.

MRO product sales are related to overall oil and gas industry production levels and tend to be more stable than capital project sales.  MRO product sales for the quarter ended March 31, 2009 decreased by $9.4 million (15%) to $53.2 million compared to the quarter ended March 31, 2008 and comprised 38% of the Company’s total sales.

The Company’s strategy is to grow profitability by focusing on its core western Canadian oilfield equipment service business, complemented by an increase in the product life cycle services provided to its customers and the focus on the emerging oil sands capital project and MRO sales opportunities. Sales results of these initiatives to date are provided below:

	Q1 2009		Q1 2008
Sales ($millions)	$	%	$	%
Oilfield	126.3	90	133.8	95
Oil sands	12.4	9	2.5	2
Production services	2.0	1	4.3	3
Total sales	140.7	100	140.6	100

Sales of oilfield products to conventional western Canada oil and gas end use applications were $126.3 million for the first quarter of 2009, down 6% from the first quarter of 2008. This decrease was driven by the 14% decrease in well completions compared to the prior year period, partially offset by increased midstream and industrial project revenue.

Sales to oil sands end use applications increased to $12.4 million in the first quarter compared to $2.5 million in the first quarter of 2008. The Company continues to position its sales focus and Distribution Centre and Fort McMurray branch to penetrate this emerging market for capital project and MRO products.

Production service sales were $2.0 million in the first quarter of 2009 compared to $4.3 million in the first quarter of 2008 as customers deferred maintenance activities in the face of challenging commodity prices.

Gross Profit

	Q1 2009	Q1 2008

Gross profit (millions)	$26.4	$27.1
Gross profit margin as a % of sales	18.8%	19.2%

Gross profit composition by product sales category:
Tubulars	11%	8%
Pipe, flanges and fittings	41%	34%
Valves and accessories	18%	20%
Pumps, production equipment and services	11%	15%
General	19%	23%
Total gross profit	100%	100%

Gross profit was $26.4 million in the first quarter of 2009, and gross profit margins were 18.8%, a decrease of $0.7 million and 0.4% from the prior year first quarter. Gross profit composition in the first quarter of 2009 saw a shift from pumps, production equipment, services and general categories into pipe, fitting and flange categories reflecting the increase in capital projects sales and the reduction in MRO sales.

Selling, General and Administrative (“SG&A”) Costs

	Q1 2009		Q1 2008
($millions)	$	%	$	%
People costs	10.1	60	10.3	61
Selling costs	1.7	10	2.1	12
Facility and office costs	3.4	20	2.7	16
Other	1.7	10	1.8	11
SG&A costs	16.9	100	16.9	100
SG&A costs as % of sales	12%		12%

SG&A costs for the first quarter of 2009 were flat with the prior year period at 12% of sales. The decrease in people costs of $0.2 million is mainly due to decreased variable compensation based on a lower profit outlook this year compared to 2008.  Selling costs were down $0.4 million compared to the prior year period due mainly to reduced advertising and promotion expense and accounts receivable bad debt allowances.  Facility and office costs have increased in the first quarter of 2009 as the Company moved into a new, larger Distribution Centre in Edmonton in the second quarter of 2008 and a larger branch facility in Lloydminster during the first quarter of 2009, combined with continued occupancy cost pressure in western Canada.  The Company leases 34 of its 44 branch locations as well as its corporate office in Calgary and Edmonton Distribution Centre. Five branch locations are owned and five are operated by agents.  The Company is taking steps to reduce its variable and fixed costs to adjust to expected lower industry activity levels.

Amortization Expense

Amortization expense of $0.6 million in the first quarter of 2009 was comparable to the first quarter of 2008

Interest Expense

Interest expense was $0.2 million in the first quarter of 2009, down $0.2 million (56%) from the first quarter of 2008 due to a decline in average floating interest rates offset slightly by higher average borrowing levels.

Foreign Exchange (Gain) Loss

Foreign exchange (gains) and losses were nominal in both the first quarter of 2009 and the first quarter of 2008, despite significant exchange rate volatility.

Income Tax Expense

The Company’s effective tax rate for the first quarter of 2009 was 31.4%, comparable to the first quarter of 2008.

Summary of Quarterly Financial Data

The selected quarterly financial data presented below is presented in Canadian dollars and in accordance with Canadian GAAP.  This information is derived from the Company’s unaudited quarterly financial statements.

(in millions of Cdn. dollars except per share data)
Unaudited	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1
	2007	2007	2007	2008	2008	2008	2008	2009

Sales	$82.9	$116.8	$112.3	$140.6	$96.4	$149.3	$161.2	$140.7

Gross profit	16.8	21.0	20.4	27.1	19.0	27.8	33.9	26.4
Gross profit %	20.3%	18.0%	18.2%	19.2%	19.7%	18.6%	21.0%	18.8%

EBITDA	2.2	7.4	5.1	10.2	2.3	9.1	14.3	9.5
EBITDA as a % of sales	2.7%	6.4%	4.5%	7.2%	2.4%	6.1%	8.9%	6.8%

Net income	0.6	4.1	2.4	6.3	1.0	5.7	8.8	6.0
Net income as a % of sales	0.7%	3.6%	2.1%	4.5%	1.0%	3.8%	5.5%	4.3%

Net income per share
Basic	$ 0.03	$ 0.22	$ 0.13	$ 0.34	$ 0.05	$ 0.31	$ 0.48	$ 0.33
Diluted	$ 0.03	$ 0.22	$ 0.13	$ 0.34	$ 0.05	$ 0.31	$ 0.47	$ 0.33

Net working capital(1)	127.0	128.7	134.7	117.4	114.9	123.1	142.8	153.2
Bank operating loan(1)	36.0	35.4	44.3	21.8	18.4	20.9	34.9	40.2

Total well completions	3,057	3,877	5,026	4,595	2,607	4,392	6,971	3,947

(1)Net working capital and bank operating loan amounts are as at quarter end.

The Company’s sales levels are affected by weather conditions.  As warm weather returns in the spring each year, the winter’s frost comes out of the ground rendering many secondary roads incapable of supporting the weight of heavy equipment until they have dried out.  In addition, many exploration and production areas in northern Canada are accessible only in the winter months when the ground is frozen.  As a result, the first and fourth quarters typically represent the busiest time for oil and gas industry activity and the highest sales activity for the Company.  Sales levels drop dramatically during the second quarter until such time as roads have dried and road bans have been lifted. This typically results in a significant reduction in earnings during the second quarter, as the decline in sales typically out paces the decline in SG&A costs as the majority of the Company’s SG&A costs are fixed in nature.  Net working capital (defined as current assets less accounts payable and accrued liabilities, income taxes payable and other current liabilities, excluding the bank operating loan) and bank operating loan borrowing levels follow similar seasonal patterns as sales.

Liquidity and Capital Resources

The Company’s primary internal source of liquidity is cash flow from operating activities before net changes in non-cash working capital balances.  Cash flow from operating activities and the Company’s 364-day bank operating facility are used to finance the Company’s net working capital, capital expenditures required to maintain its operations, and growth capital expenditures.

As at March 31, 2009, borrowings under the Company’s bank operating loan were $40.2 million, an increase of $5.2 million from December 31, 2008.  Borrowing levels have increased due to a $10.3 million increase in net working capital, $0.5 million in capital and other expenditures and $1.6 million for the purchase of shares to resource stock compensation obligations and the repurchase of shares under the Company’s Normal Course Issuer Bid (“NCIB”). This was offset by $7.1 million in cash flow from operating activities, before net changes in non-cash working capital balances.

Net working capital was $153.2 million at March 31, 2009, an increase of $10.3 million from December 31, 2008.  Accounts receivable decreased by $9.9 million (10%) to $90.6 million at March 31, 2009 from December 31, 2008 due to decreased sales in the first quarter compared to the fourth quarter of 2008. Days sales outstanding in accounts receivable (“DSO”) in the first quarter of 2009 was 52 days compared to 51 days in the fourth quarter of 2008 and 67 days in the first quarter of 2008. The improvement in DSO performance compared to the first quarter of 2008 was due to a more efficient invoicing process implemented in the first quarter of 2008 and a general improvement in collections performance. DSO is calculated using average sales per day for the quarter compared to the period end accounts receivable balance.  Inventory decreased by $4.9 million (4%) at March 31, 2009 from December 31, 2008. Inventory turns for the first quarter of 2009 decreased to 4.0 times compared to 4.2 times in the fourth quarter of 2008 and 5.8 times in the first quarter of 2008.  Inventory turns are calculated using cost of goods sold for the quarter on an annualized basis compared to the period end inventory balance.  The Company plans to adjust its investment in inventory to align with anticipated lower industry activity levels and compressed supplier lead times in order to improve inventory turnover efficiency.  Accounts payable and accrued liabilities decreased by $29.4 million (35%) to $53.8 million at March 31, 2009 from December 31, 2008 responsive to the decreased activity levels.

Capital expenditures in the first quarter of 2009 were $0.5 million, comparable to $0.9 million in the prior year period.

The Company has a 364 day bank operating loan facility in the amount of $60.0 million arranged with a syndicate of three banks that matures in July 2009.  The loan facility bears interest based on floating interest rates and is secured by a general security agreement covering all assets of the Company.   The maximum amount available under the facility is subject to a borrowing base formula applied to accounts receivable and inventories, and a covenant restricting the Company’s average debt to 2.25 times trailing twelve month EBITDA.  As at March 31, 2009, the Company’s average debt to EBITDA ratio was 0.8 times (March 31, 2008 – 1.3 times) which provides a maximum borrowing ability of $60 million under the facility.  As at March 31, 2009, the ratio of the Company’s debt to total capitalization (debt plus equity) was 22% (March 31, 2008 – 24%).

Contractual Obligations

There have been no material changes in off-balance sheet contractual commitments since December 31, 2008.

Capital Stock

As at March 31, 2009 and 2008, the following shares and securities convertible into shares were outstanding:

(millions)	March 31, 2009	March 31, 2008
	Shares	Shares
Shares outstanding	17.8	18.3
Stock options	1.2	1.3
Share units	0.5	0.2
Shares outstanding and issuable	19.5	19.8

The weighted average number of shares outstanding during the first quarter 2009 was 18.0 million, a decrease of 0.3 million shares from the prior year’s first quarter due principally to the purchases of common shares under its NCIB and to resource restricted share unit obligations. The diluted weighted average number of shares outstanding was 18.2 million, a decrease of 0.3 million shares from the prior year’s first quarter.

The Company has established an independent trust to purchase common shares of the Company on the open market to resource restricted share unit obligations.  During the three month period ended March 31, 2009, 50,000 common shares were acquired by the trust at an average cost per share of $5.00 (March 31, 2008 – 75,000 at an average cost per share of $6.62). As at March 31, 2009, the trust held 363,258 shares (March 31, 2008 – 126,761 shares).

On January 6, 2009, the Company announced a NCIB to purchase for cancellation, up to 900,000 common shares representing approximately 5% of its outstanding common shares. As at March 31, 2009 the Company had purchased 302,800 shares at an average cost of $4.57 per share.

Critical Accounting Estimates

There have been no material changes to critical accounting estimates since December 31, 2008. The Company is not aware of any environmental or asset retirement obligations that could have a material impact on its operations.

Change in Accounting Policies

Effective January 1, 2009 the Company adopted section 3064 – Goodwill and Intangible Assets.  The standard addresses the accounting treatment of internally developed intangibles and the recognition of such assets.  The adoption of this Standard has had no impact on the Company.

The Company has developed a high level IFRS project plan, a detailed project charter including resources required and timelines, and has commenced assessing the differences between IFRS and Canadian GAAP.

Controls and Procedures

Internal control over financial reporting (“ICFR”) is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and its compliance with Canadian GAAP in its financial statements.  The President and Chief Executive Officer and the Vice President and Chief Financial Officer of the Company have evaluated whether there were changes to its ICFR during the three months ended March 31, 2009 that have materially affected or are reasonably likely to materially affect the ICFR.  No such changes were identified through their evaluation.

Risk Factors

The Company is exposed to certain business and market risks including risks arising from transactions that are entered into the normal course of business, which are primarily related to interest rate changes and fluctuations in foreign exchange rates. During the reporting period, no events or transactions for year ended December 31, 2008 have occurred that would materially change the information disclosed in the Company’s Form 20F.

Forward Looking Statements

The information in this MD&A may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.  All statements, other than statements of historical facts, that address activities, events, outcomes and other matters that CE Franklin plans, expects, intends, assumes, believes, budgets, predicts, forecasts, projects, estimates or anticipates (and other similar expressions) will, should or may occur in the future are forward-looking statements.  These forward-looking statements are based on management’s current belief, based on currently available information, as to the outcome and timing of future events.  When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this MD&A, including those in under the caption “Risk factors”.

Forward-looking statements appear in a number of places and include statements with respect to, among other things:

•

forecasted oil and gas industry activity levels in 2009 and 2010;

•

planned capital expenditures and working capital and availability of capital resources to fund capital expenditures and working capital;

•

the Company’s future financial condition or results of operations and future revenues and expenses;

•

the Company’s business strategy and other plans and objectives for future operations;

•

fluctuations in worldwide prices and demand for oil and gas;

•

fluctuations in the demand for the Company’s products and services.

Should one or more of the risks or uncertainties described above or elsewhere in this MD&A occur, or should underlying assumptions prove incorrect, the Company’s actual results and plans could differ materially from those expressed in any forward-looking statements.

All forward-looking statements expressed or implied, included in this MD&A and attributable to CE Franklin are qualified in their entirety by this cautionary statement.  This cautionary statement should also be considered in connection with any subsequent written or oral forward-looking statements that CE Franklin or persons acting on its behalf might issue.  CE Franklin does not undertake any obligation to update any forward-looking statements to reflect events or circumstances after the date of filing this MD&A, except as required by law.

Additional Information

Additional information relating to CE Franklin, including its first quarter 2009 Management Discussion and Analysis and interim consolidated financial statements and its Form 20-F / Annual Information Form, is available under the Company’s profile on the SEDAR website at www.sedar.com and at www.cefranklin.com.